April 30, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jan Woo

Re:	Capstone Green Energy Holdings, Inc.
Registration Statement on Form S-3
Filed April 28, 2026
File No. 333-295366

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Capstone Green Energy Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on May 4, 2026, or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please contact our counsel, Elizabeth McNichol of Katten Muchin Rosenman LLP, at (214) 765-3661 to orally confirm that event or if you have any questions or require additional information regarding this matter.

Sincerely,

/s/ Alfredo Gomez
Name: Alfredo Gomez
Title: General Counsel

cc:	Vincent J. Canino, Chief Executive Officer
Mark D Wood, Katten Muchin Rosenman LLP
Elizabeth C. McNichol, Katten Muchin Rosenman LLP